Exhibit 99.266

Nextech AR’s Virtual Event Platform Selected by The Canadian Dairy XPO for its 2021 Virtual Trade Show

●	Nextech to transform Canada’s largest dairy trade show into a fully virtual experience.

●	With the help of Nextech’s Virtual Experience Platform, 350 exhibitors from 32 countries around the globe will showcase the continued innovation and education of the dairy industry globally.

●	Dr. Jan Pol, veterinarian, and star of Nat Geo Wild’s ‘The Incredible Dr. Pol’ will be featured at the event.

Vancouver B.C., Canada –February 3, 2021 – Nextech AR Solutions (Nextech) (OTCQB: NEXCF) (NEO: NTAR.NE) (CSE: NTAR) (FSE: N29), a leading provider of augmented reality (AR) virtual experience technologies (VXT) 3D ads, eCommerce, education technology and virtual conferences, announced that the Canadian Dairy XPO (CDX) has selected Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 trade show, taking place virtually on April 7-8, 2021.

Registration for the 2021 CDX is now open and complimentary tickets are available here.

This event will include a virtual show floor featuring interactive booths from more than 350 exhibitors representing 32 countries. Through the VXP, exhibitors can easily select a virtual layout that best fits their needs and customize all aspects of the design to include company branding, images, videos, and live chat.

The platform will allow exhibitors to access contact information of attending dairy producers who view their exhibit. Additionally, a virtual “brochure stand” will allow dairy producers to collect information from exhibits. Dairy producers and sales representatives will also have the ability to schedule one-on-one meetings following the event.

The two-day event will feature addresses from Dr. Jan Pol, veterinarian, and star of Nat Geo Wild’s ‘The Incredible Dr. Pol’ and Dr. Joep Driessen, founder of CowSignals®. Registration is free but attendees are encouraged to make a donation to support local 4H dairy clubs.

“Transitioning our event to be fully virtual was a challenging task this year, as so many of our exhibitors rely on the show floor and in-person opportunities to showcase their business model and product offerings. We were immediately impressed with Nextech’s ability to retain many of the engaging, interactive elements of our in-person event, such as exhibitor booths and networking opportunities, and convert them into a virtual setting. What’s more, with their platform we can expand the 2021 CDX into a truly global showcase of the Canadian dairy industry,” said Jordon Underhill, Founder and General Manager of the Canadian Dairy XPO, “It was also very important to us that we worked with a Canadian company, as so much of what we do is rooted in supporting our local community. The Nextech team displayed a keen understanding for not only the unique needs of a trade show within the agricultural industry, but also a commitment to creating standout, customizable experiences for all exhibitors.”

“Dairy producers rely on events like the CDX to showcase product innovations and connect with partners and customers. We are excited to work with such a well-respected Canadian organization to help make sure these opportunities are still available to the industry in a new and engaging virtual setting,” says Evan Gappelberg, CEO of Nextech AR. “We always strive to go above and beyond with our experiences, and I believe this is a great example of how our VXP can transform a virtual gathering from a stagnant experience to one that allows industry professionals to showcase their unique skills, business stories and innovations.”

NexTech’s platforms have serviced many Fortune 500 businesses such as Amazon Viacom, Johnson and Johnson, Bell Canada, UNESCO, Dell Technologies, Luxottica, Vulcan Inc , Boehringer Ingelheim, TEDx, Grundfos, Arch Insurance. Security is a core feature of the company which reported a breakthrough in security with the help of Fastly, an edge computing company. Bringing token authentication to the edge greatly enhances security and performance, which is essential for winning more contracts from Fortune 500 companies.

About the Canadian Dairy XPO

The Canadian Dairy XPO (CDX) is a professional trade show for dairy producers and their families to see the latest in innovation education and Hospitality.

To learn more about Nextech AR, please visit www.nextechar.com

Recent Company Highlights:

●	Record Q4 2020 Total Bookings of $7.3 million +275% growth over the same period last year

●	February 1, 2021: The Company announced that it has been invited to Microsoft’s (MSFT: NASDAQ) Global Education Partner Summit (GEPS), taking place virtually on February 8-10, 2021.

●	January 29, 2021: The Company announced Society of Physician Leaders (CSPL) has selected Nextech AR’s Platform to host this year’s Canadian Conference on Physician Leadership (CCPL) taking place April 26-29, 2021.

●	January 26, 2021: The Company announced in partnership with ARB Meetings and Events it has signed a six-figure annual contract to supply its InfernoAR video conferencing and virtual events platform to NAMD.

●	January 25, 2021: The Company announced that Strategic Site Selection (SSS), a 15 year old site selection leader in the meeting and events industry, has selected Nextech AR as a preferred channel partner, making Nextech’s industry leading virtual experience platform and services available to SSS clients.

●	January 20, 2021: The Company announced that Microsoft’s Azure Cloud Services platform will be a standard offering across its virtual experience platforms and consumer apps enabling hyper-scalable, secure, and immersive events and applications for users.

●	January 15, 2021: Company has signed a renewal agreement with Poly with an initial value of $470,000 for a six-month term and the potential for additional revenue after the six months.

●	Record Q4 2020 Total Bookings of $7.3 million +275% growth over the same period last year

●	CEO Evan Gappelberg purchased 250,000 shares. This purchase brings his 2020 purchased shares to 1,279,885 common shares of Nextech.

●	Announced the launch of its ground-breaking “Genie in a Bottle” human hologram AR marketing platform and new eCommerce store for its TruLyfe brand of human supplements.

●	Company graduated from the CSE and received approval to list its common shares with the NEO Exchange (“NEO”) senior exchange.

●	Announced that it is expanding its services into the Asia-Pacific market after establishing a presence in Singapore. To support this expansion, Nextech has hired Yau Boon Lim, a technology industry veteran with over 25 years’ experience in strategy, planning, marketing, operations, and business management for various industries in the Asia Pacific market. Lim has held leadership positions within global enterprise technology companies, driving marketing and strategies for blue chip global tech companies, including IBM where he led marketing management, Motorola where he was Head of Strategy and Planning, and SAP where he was Vice President of Marketing for the Asia Pacific market. Lim is based out of Singapore.

●	Coex chooses Nextech as its hybrid virtual event platform partner. Coex is a global leader in Meetings, Incentives, Conferences & Events (MICE); it hosts over 200 exhibitions and 3,000 meetings & events in-house each year in Korea at the Coex convention and exhibition center. Coex also organizes numerous exhibitions throughout Korea and abroad, with international reach in Vietnam, Indonesia, and China.

●	Achieved a record-breaking 315% increase in Black Friday sales year-over-year across its AR eCommerce platform. With 2020 being a year dominated by coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.

●	The Canadian Society of Nephrology (CSN) has chosen Nextech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

●	Launched a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings.

●	Appointed Dr. David Cramb to its Board of Directors bringing its board to five members. Having this fifth board member allows the company to meet one of the NASDAQ requirements to qualify for its uplisting, which is in progress.

●	Selected by TEDx Malmö for its first ever virtual event, held on December 12, 2020 in Sweden.

●	A virtual concert featuring Grammy-nominated artist and member of Migos, Offset, in collaboration with the AXR+EXP concert series. The event was hosted via Nextech’s newly acquired AiRShow app.

●	The United Nations Educational, Scientific and Cultural Organization (UNESCO) chose Nextech’s Virtual Experience Platform (VXP) for its “High-Level Futures Literacy Summit.”

●	Restaurants Canada chose Nextech’s Virtual Experience Platform (VXP) platform to transform the 2021 RC Show, taking place February 28-March 3, 2021, into a completely virtual experience. This is Canada’s largest foodservice and hospitality event, the RC Show showcases cutting-edge products, pioneering people, and transformative ideas.

As part of the Company’s stock option plan, it has issued 27,000 3-year stock options exercisable at $6.60/share.

About Nextech AR

Nextech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform (VXP): An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With Nextech’s VXP platform having augmented reality, AI, end-to-end encryption, and built-in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. Nextech has a  ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The NEO has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of Nextech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

5